SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)
                              (Amendment No. 6)(1)


                          UNITY FIRST ACQUISITION CORP.
                                (Name of Issuer)


                         COMMON STOCK, $0.0001 PAR VALUE
                         (Title of Class of Securities)


                                    91208100
                                 (CUSIP Number)

                                        Stephen A. Cohen, Esq.
                                        Morrison Cohen Singer & Weinstein, LLP
68 Wheatley Road                        750 Lexington Avenue
Brookville, New York 11545              New York, New York 10022
Telephone (516) 626-3070                Telephone (212) 735-8600

                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 March 18, 1999
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.
                        (Continued on following page(s))

----------
     (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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


CUSIP No.
No. 912908100                          13D
================================================================================
1    Name of Reporting Person
     I.R.S. Identification Nos. of Above Persons (Entities Only)

     Barry Rubenstein

________________________________________________________________________________
2    Check the Appropriate Box If a Member of a Group*
                                                                 (a)  [X]

                                                                 (b)  [_]

________________________________________________________________________________
3    SEC Use Only



________________________________________________________________________________
4    Source of Funds*

     PF,OO

________________________________________________________________________________
5    Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(D) or 2(E)                                   [_]



________________________________________________________________________________
6    Citizenship or Place of Organization

     United States

________________________________________________________________________________
               7    Sole Voting Power

  Number of         83,000 shares                                     4.4%

   Shares      _________________________________________________________________
               8    Shared Voting Power
Beneficially
                    0 shares                                            0%
  Owned by
               _________________________________________________________________
    Each       9    Sole Dispositive Power

  Reporting         83,000 shares                                     4.4%

   Person      _________________________________________________________________
               10   Shared Dispositive Power
    With
                    0 shares                                            0%

________________________________________________________________________________
11   Aggregate Amount Beneficially Owned by Each Reporting Person

     83,000 shares

________________________________________________________________________________
12   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*

                                                                      [_]

________________________________________________________________________________
13   Percent of Class Represented by Amount in Row (11)

     4.4%

________________________________________________________________________________
14   Type of Reporting Person*

     IN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


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


CUSIP No.
No. 912908100                          13D
================================================================================
1    Name of Reporting Person
     I.R.S. Identification Nos. of Above Persons (Entities Only)

     Marilyn Rubenstein

________________________________________________________________________________
2    Check the Appropriate Box If a Member of a Group*
                                                                 (a)  [X]

                                                                 (b)  [_]

________________________________________________________________________________
3    SEC Use Only



________________________________________________________________________________
4    Source of Funds*

     OO

________________________________________________________________________________
5    Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(D) or 2(E)                                   [_]



________________________________________________________________________________
6    Citizenship or Place of Organization

                                                            United States

________________________________________________________________________________
               7    Sole Voting Power

  Number of         0 shares                                     0%

   Shares      _________________________________________________________________
               8    Shared Voting Power
Beneficially
                    83,000 shares                                4.4%
  Owned by
               _________________________________________________________________
    Each       9    Sole Dispositive Power

  Reporting         0 shares                                     0%

   Person      _________________________________________________________________
               10   Shared Dispositive Power
    With
                    83,000 shares                                4.4%

________________________________________________________________________________
11   Aggregate Amount Beneficially Owned by Each Reporting Person

     83,000 shares

________________________________________________________________________________
12   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*

                                                                      [_]

________________________________________________________________________________
13   Percent of Class Represented by Amount in Row (11)

     4.4%

________________________________________________________________________________
14   Type of Reporting Person*

     IN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


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

     This statement,  dated March 18, 1999,  constitutes  Amendment No. 6 to the
Schedule 13D, dated November 13, 1996, regarding persons' ownership of certain securities of Unity First Acquisition Corp. (the "Issuer").

     This Schedule 13D is hereinafter referred to as the "Schedule". All capitalized terms used herein and otherwise undefined shall have the meanings ascribed in the Schedule.

     This Amendment No. 6 to the Schedule is filed in accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended, by the reporting persons. It shall refer only to information which has materially changed since the filing of the Schedule.

ITEM 5. Interests in Securities of the Issuer.

     (a) The following list sets forth the aggregate number and percentage (based on 1,875,000 shares of Common Stock outstanding as of March 11, 1999 as reported in the Issuer's Form 10-Q for the quarter ended January 31, 1999), of outstanding shares of Common Stock owned beneficially by each reporting person named in Item 2, as of March 18, 1999:

                                                         Percentage of Shares of
                         Shares of Common Stock               Common Stock
Name                      Beneficially Owned(2)           Beneficially Owned(2)
----                      ---------------------           ---------------------

Barry Rubenstein               83,000(3)                          4.4%

Marilyn Rubenstein             83,000(3)(4)                       4.4%

     (b) Barry Rubenstein has sole power to vote and to dispose of 83,000 shares of Common Stock, representing approximately 4.4% of the outstanding Common Stock.

     Marilyn Rubenstein, by virtue of being the wife of Barry Rubenstein, may be deemed to have shared power to vote and to dispose of 83,000 shares of Common Stock, representing approximately 4.4% of the outstanding Common Stock.

     (c) The following is a description of all transactions in shares of Common Stock of the Issuer by the persons identified in Item 2 of this Schedule 13D effected from March 13, 1999 through March 18, 1999, inclusive:


----------
(2) Does not include shares of Common Stock issuable upon the exercise of the Class A Warrants or the Class B Warrants.

(3) Includes 83,000 shares of Common Stock held in the Barry Rubenstein Rollover IRA account.

(4) The reporting person disclaims beneficial ownership of the securities except to the extent of her equity interest therein.


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


                                  Purchase or   Number of Shares     Purchase or
           Name of Shareholder     Sale Date   Purchased or (Sold)   Sale Price
           -------------------     ---------   -------------------   ----------

Barry Rubenstein Rollover, IRA      3/17/99        (11,000)           $5.21875

                                    3/18/99        (50,000)           $5.21875


     The   reporting   persons   sold  the   shares  of  Common   Stock  in  the
over-the-counter market.

     (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities.

     (e) Effective March 18, 1999, the reporting persons ceased to be the beneficial owners of more than five percent (5%) of the Common Stock.



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

                                   SIGNATURE


     After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned hereby certifies that the information set forth in this schedule is true, complete and correct.



Date: March 26, 1999                        Barry Rubenstein
                                        ----------------------------------------
                                            Barry Rubenstein



                                            Marilyn Rubenstein
                                        ----------------------------------------
                                            Marilyn Rubenstein



ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).



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